SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)1

                          Inspire Pharmaceuticals, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   457733 10 3
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
-------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)



--------
         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 457733 10 3                                         Page 2 of 9 Pages

-------------------------------------------------------------------------------
1)   Name of Reporting Person                 Domain Partners
     I.R.S. Identification                      III, L.P.
     No. of Above Person
     (Entities Only)
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
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3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Citizenship or Place                       Delaware
     of Organization
-------------------------------------------------------------------------------
Number of                         5)   Sole Voting   2,514,456 shares
Shares Beneficially                    Power         of Common Stock
Owned by Each
Reporting Person
With
                                  ---------------------------------------------
                                  6)   Shared Voting
                                       Power               -0-
                                  ---------------------------------------------
                                  7)   Sole Disposi-   2,514,456 shares
                                       tive Power      of Common Stock
                                  ---------------------------------------------
                                  8)   Shared Dis-
                                       positive Power      -0-
                                  ---------------------------------------------

9)   Aggregate Amount Beneficially                     2,514,456 shares
     Owned by Each Reporting person                    of Common Stock
-------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
-------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                    9.8%
     Amount in Row (9)
-------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                            PN

CUSIP No. 457733 10 3                                         Page 3 of 9 Pages

-------------------------------------------------------------------------------
1)   Name of Reporting Person                    DP III Associates,
     I.R.S. Identification                       L.P.
     No. of Above Person
     (Entities Only)
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Citizenship or Place                       Delaware
     of Organization
-------------------------------------------------------------------------------
Number of                         5)   Sole Voting   80,528 shares
Shares Beneficially                    Power         of Common Stock
Owned by Each
Reporting Person
With
                                  ---------------------------------------------
                                  6)   Shared Voting
                                       Power               -0-
                                  ---------------------------------------------
                                  7)   Sole Disposi-   80,528 shares
                                       tive Power      of Common Stock
                                  ---------------------------------------------
                                  8)   Shared Dis-
                                       positive Power      -0-
                                  ---------------------------------------------

9)   Aggregate Amount Beneficially                     80,528 shares
     Owned by Each Reporting person                    of Common Stock
-------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
-------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                    0.3%
     Amount in Row (9)
-------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                            PN
-------------------------------------------------------------------------------

CUSIP No. 457733 10 3                                         Page 4 of 9 Pages


-------------------------------------------------------------------------------
1)   Name of Reporting Person                    Domain Associates,
     I.R.S. Identification                       L.L.C.
     No. of Above Person
     (Entities Only)
-------------------------------------------------------------------------------
2)   Check the Appropriate Box                   (a) [ X ]
     if a Member of a Group                      (b) [   ]
-------------------------------------------------------------------------------
3)   SEC Use Only
-------------------------------------------------------------------------------
4)   Citizenship or Place                         Delaware
     of Organization
-------------------------------------------------------------------------------
Number of                         5)   Sole Voting   26,533 shares
Shares Beneficially                    Power         of Common Stock
Owned by Each
Reporting Person
With
                                  ---------------------------------------------
                                  6)   Shared Voting
                                       Power               -0-
                                  ---------------------------------------------
                                  7)   Sole Disposi-       26,533 shares
                                       tive Power          of Common Stock
                                  ---------------------------------------------
                                  8)   Shared Dis-
                                       positive Power      -0-
                                  ---------------------------------------------

9)   Aggregate Amount Beneficially                         26,533 shares
     Owned by Each Reporting person                        of Common Stock
-------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
-------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                                        0.1%
     Amount in Row (9)
-------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                                OO
-------------------------------------------------------------------------------

CUSIP No. 457733 10 3                                         Page 5 of 9 Pages


                         Amendment No. 1 to Schedule 13G
                         -------------------------------

          Reference is hereby made to the statement on Schedule 13G originally filed with the Securities and Exchange Commission on February 13, 2001 (the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined.

          The following items of the Schedule 13G are hereby amended and restated as follows:


Item 2(a) - Name of Person Filing:

                    This statement is being filed by Domain Partners III, L.P., a Delaware limited partnership ("Domain III"), DP III Associates, L.P., a Delaware limited partnership ("DP III A"), and Domain Associates, L.L.C., a Delaware limited liability company ("DA")(together, the "Reporting Persons").

Item 2(c) - Place of Organization:

                    Domain III:  Delaware
                    DP III A:  Delaware
                    DA:  Delaware

Item 4 -            Ownership.

                    (a) Amount Beneficially Owned:

                    Domain III: 2,514,456 shares of Common Stock
                    DP III A: 80,528 shares of Common Stock
                    DA: 26,533 shares of Common Stock

                    (b)  Percent of Class:

                    Domain III: 9.8%
                    DP III A: 0.3%
                    DA: 0.1%

                    (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:

                    Domain III: 2,514,456 shares of Common Stock
                    DP III A: 80,528 shares of Common Stock
                    DA: 26,533 shares of Common Stock

                    (ii)  shared power to vote or to direct the vote:  -0-

                    (iii) sole power to dispose or to direct the disposition of:

CUSIP No. 457733 10 3                                         Page 6 of 9 Pages

                    Domain III: 2,514,456 shares of Common Stock
                    DP III A: 80,528 shares of Common Stock
                    DA: 26,533 shares of Common Stock

                    (iv) shared power to dispose or to direct the disposition of: -0-


Item 8 - Identification and Classification of Members of the Group:

                                 See Exhibit 2.

CUSIP No. 457733 10 3                                         Page 7 of 9 Pages

Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         DOMAIN PARTNERS III, L.P.
                                         By:  One Palmer Square Associates III,
                                         L.P., General Partner

                                         By /s/ Kathleen K. Schoemaker
                                            -----------------------------------
                                                  General Partner


                                         DP III ASSOCIATES, L.P.
                                         By:  One Palmer Square Associates III,
                                              L.P., General Partner

                                         By /s/ Kathleen K. Schoemaker
                                            -----------------------------------
                                                  General Partner

                                         DOMAIN ASSOCIATES, L.L.C.


                                         By /s/ Kathleen K. Schoemaker
                                            -----------------------------------
                                                  Managing Member



Date: January 30, 2002

CUSIP No. 457733 10 3                                         Page 8 of 9 Pages

                                                                      EXHIBIT 1
                                  AGREEMENT OF
                           DOMAIN PARTNERS III, L.P.,
                             DP III ASSOCIATES, L.P.
                          AND DOMAIN ASSOCIATES, L.L.C.
                            PURSUANT TO RULE 13d-1(f)
                            -------------------------

          The undersigned hereby agree that the Information Statement on
Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with the provisions of 13d-1(f) under the Securities Exchange Act of 1934, as amended.

                                         DOMAIN PARTNERS III, L.P.
                                         By:  One Palmer Square Associates III,
                                         L.P., General Partner

                                         By /s/ Kathleen K. Schoemaker
                                            -----------------------------------
                                                  General Partner


                                         DP III ASSOCIATES, L.P.
                                         By:  One Palmer Square Associates III,
                                         L.P., General Partner

                                         By /s/ Kathleen K. Schoemaker
                                            -----------------------------------
                                                   General Partner

                                         DOMAIN ASSOCIATES, L.L.C.


                                         By /s/ Kathleen K. Schoemaker
                                            -----------------------------------
                                                   Managing Member



Date: January 30, 2002

CUSIP No. 457733 10 3                                         Page 9 of 9 Pages
                                                                   EXHIBIT 2

                        Identification and Classification
                             of Members of the Group
                        ---------------------------------

          Domain Partners III, L.P., DP III Associates, L.P. and Domain Associates, L.L.C. are filing this statement on Schedule 13G as a group.

          Domain Partners III, L.P. is a Delaware limited partnership. Its sole general partner is One Palmer Square Associates III, L.P., a Delaware limited partnership.

          DP III Associates, L.P. is a Delaware limited partnership. Its sole general partner is One Palmer Square Associates III, L.P., a Delaware limited partnership.

          Domain Associates, L.L.C. is a Delaware limited liability company.